Filed by Denali Holding Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: EMC Corporation (Commission File No. 1-09853)

•	The following is a communication posted by Dell Inc. on October 19, 2015 to a web site accessible by current and prospective holders of outstanding securities of Dell Inc. and it subsidiaries.

Agreement and Plan of Merger

On October 12, 2015, Dell Inc., a Delaware corporation (the “Company”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) among the Company, Denali Holding Inc., a Delaware corporation and ultimate parent company of the Company (“Parent”), EMC Corporation, a Massachusetts corporation (“EMC”), and Universal Acquisition Co., a Delaware corporation and direct wholly owned subsidiary of Parent (“Merger Sub”), pursuant to which, among other things and subject to the conditions set forth therein, Merger Sub will merge with and into EMC (the “Merger”), with EMC continuing as the surviving corporation and a wholly owned subsidiary of Parent.

Subject to the terms and conditions of the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each share of common stock of EMC, par value $0.01 per share (“EMC Common Stock”), issued and outstanding immediately prior to the Effective Time (other than shares owned by Parent, Merger Sub, EMC or any of EMC’s wholly owned subsidiaries, and other than shares with respect to which appraisal rights may be properly exercised and not withdrawn) will be cancelled and converted into the right to receive (i) $24.05 in cash, without interest (the “Cash Consideration”), and (ii) a number of shares of validly issued, fully paid and non-assessable shares of common stock of Parent designated as Class V Common Stock, par value $0.01 per share (the “Class V Common Stock”), equal to the quotient obtained by dividing (A) 222,966,450 by (B) the aggregate number of shares of EMC Common Stock issued and outstanding immediately prior to the Effective Time, plus cash in lieu of any fractional shares (together with the Cash Consideration, the “Merger Consideration”). The aggregate number of shares of Class V Common Stock issued as Merger Consideration in the transaction is intended to represent 65% of EMC’s economic interest in the approximately 81% of the outstanding shares of VMware, Inc. (“VMware”) currently owned by EMC, reflecting approximately 53% of the total economic interest in the outstanding shares of VMware. Upon completion of the transaction, Parent will retain the remaining 28% of the total economic interest in the outstanding shares of VMware. Because any shares with respect to which appraisal rights may be properly exercised and not withdrawn would not receive Class V Common Stock, any proper exercise of appraisal rights would decrease the aggregate number of shares of Class V Common Stock issued in the Merger and increase Parent’s retained interest in the VMware business. Based on the estimated number of shares of EMC Common Stock at the closing of the transaction, EMC shareholders are expected to receive approximately 0.111 shares of Class V Common Stock for each share of EMC Common Stock. Assuming, for illustrative purposes only, a valuation for each share of Class V Common Stock of $81.78, the intraday volume-weighted average price for VMware on Wednesday, October 7, 2015, EMC shareholders would receive a total combined consideration of $33.15 per share of EMC Common Stock. The value of the Class V Common Stock may vary from the market price of VMware given the different characteristics and rights of the two stocks. The rights of holders of the Class V Common Stock will be governed by (i) the Amended and Restated Certificate of Incorporation of Parent to be filed with the Secretary of State of the State of Delaware and made effective as of immediately prior to the Effective Time (the “Parent Certificate”), (ii) by-laws to be adopted by Parent’s Board of Directors concurrently with the filing of the Parent Certificate (the “Parent By-laws”)

and (iii) a Tracking Stock Policy Statement to be adopted by Parent’s Board of Directors concurrently with the filing of the Parent Certificate (the “Tracking Stock Policy Statement”).

The Merger Agreement provides that each currently outstanding EMC stock option will vest and become fully exercisable prior to the Effective Time. As of the Effective Time, each outstanding EMC stock option will be cancelled and converted into the right to receive the Merger Consideration with respect to the number of shares of EMC Common Stock issuable upon the exercise of such stock options on a net exercise basis, such that shares of EMC Common Stock with a value equal to the aggregate exercise price and applicable tax withholding reduce the number of shares of EMC Common Stock otherwise issuable. The Merger Agreement also provides that as of the Effective Time each currently outstanding restricted stock unit and share of restricted stock will fully vest (with performance vesting units vesting at the target level of performance) and the holder thereof will become entitled to receive the Merger Consideration with respect to the shares of EMC Common Stock subject to the award (which shall be calculated net of the number of shares withheld in respect of taxes upon the vesting of the award). The Merger Agreement provides that Parent may agree with individual award recipients to different equity treatment; however, no such agreements are currently in place.

The Merger Agreement has been approved by the Board of Directors of each of the Company, Parent, Merger Sub and EMC. The closing of the Merger is subject to the approval of the Merger Agreement by the affirmative vote of the holders of a majority in voting power of the outstanding shares of EMC Common Stock, voting together as a single class (the “EMC Shareholder Approval”).

The Merger Agreement contains representations and warranties customary for transactions of this nature. EMC has agreed to various customary covenants and agreements, including, among others, agreements to conduct its business in the ordinary course during the period between the execution of the Merger Agreement and the Effective Time and not to engage in certain kinds of transactions or activities during this period without Parent’s consent.

The completion of the Merger is subject to certain conditions, including, among others: (i) the EMC Shareholder Approval; (ii) the absence of an order or law prohibiting consummation of the transactions; (iii) the effectiveness of the registration statement to be filed by Parent with the Securities and Exchange Commission (the “SEC”) for purposes of registering the shares of Class V Common Stock issuable in connection with the Merger; and (iv) the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the receipt of certain foreign antitrust approvals. Moreover, each party’s obligation to consummate the Merger is subject to certain other conditions, including (a) the accuracy of the other party’s representations and warranties (including the absence of a material adverse effect), (b) the other party’s compliance with its obligations, (c) receipt by each party of an opinion of counsel, dated as of the date of the Merger, as to certain tax matters and (d) the listing of the Class V Common Stock on either the New York Stock Exchange or the NASDAQ Stock Market. There are no financing conditions to the closing of the transaction.

Parent has obtained committed equity financing for up to $4.25 billion in the aggregate (from Michael Dell and a related trust, MSDC Denali Investors, L.P., MSDC Denali EIV, LLC, funds affiliated with Silver Lake Partners, and Temasek) and debt financing commitments described below. In addition to the above conditions to closing, Parent is not required to consummate the Merger until after completion of a marketing period related to its debt financing. The marketing period will not begin until receipt of customary required information and the satisfaction of certain conditions to closing. The obligations of the lenders under Parent’s debt financing commitments are subject to a number of customary conditions. Parent’s debt financing commitments will terminate upon the earlier of the termination of the Merger Agreement in accordance with its terms and December 16, 2016.

Under the terms of the Merger Agreement, EMC may solicit alternative acquisition proposals from third parties until 11:59 p.m. on December 11, 2015 (the “No-Shop Period Start Date”). After the No-Shop Period Start Date, EMC may not solicit or initiate discussions with third parties regarding other acquisition proposals and has agreed to certain restrictions on its ability to respond to such proposals as provided in the Merger Agreement. However, the Merger Agreement contains “fiduciary out” provisions, under which, in certain circumstances, EMC’s Board of Directors may determine to change its recommendation of the Merger or terminate the Merger Agreement. EMC’s Board of Directors is obligated to notify Parent in the event of a change in recommendation and to provide certain “match rights” to allow Parent an opportunity to modify the terms of the Merger Agreement in a manner that allows the Board of Directors to continue to recommend the Merger. The Merger Agreement contains specified termination rights for both Parent and EMC, including that, in general, either party may terminate the Merger Agreement if the Merger is not consummated on or before December 16, 2016. If the Merger Agreement is terminated under certain specified circumstances, including in connection with EMC’s entry into a definitive agreement for a superior proposal, EMC must pay Parent a termination fee of $2.5 billion (or, if the Merger Agreement is terminated for a superior proposal prior to December 12, 2015, the termination fee payable by EMC to Parent will be $2 billion). Further, if the Merger Agreement is terminated under certain specified circumstances and, within 12 months after such termination, EMC enters into a definitive agreement providing for, or consummates, an acquisition proposal, EMC must pay Parent a termination fee of $2.5 billion. In connection with the parties’ allocation of risk related to financing for the transaction, the Merger Agreement also provides that Parent or the Company is required to pay EMC a termination fee of $4 billion under specified circumstances relating to breaches of covenants or representations and warranties, and in certain other specified instances, an alternative termination fee of $6 billion.

The foregoing description of the Merger Agreement and the transactions contemplated thereby does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Merger Agreement, which is incorporated herein by reference to the Current Report on Form 8-K filed by EMC with the SEC on October 13, 2015 (the “EMC Form 8-K”). The foregoing description of the Parent Certificate, the Parent By-laws and the Tracking Stock Policy Statement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of such documents, which are incorporated herein by reference to the EMC Form 8-K.

The Merger Agreement has been filed to provide information regarding the terms of the Merger Agreement. It is not intended to provide any other factual information about the Company, Parent, EMC or their respective subsidiaries and affiliates. The Merger Agreement contains representations and warranties by each of the parties to the Merger Agreement. These representations and warranties were made solely for the benefit of the other party to the Merger Agreement and (i) are not intended to be treated as categorical statements of fact, but rather as a way of allocating risk to one of the parties if those statements prove to be inaccurate, (ii) may have been qualified in the Merger Agreement by confidential disclosure schedules that were delivered to the other party in connection with the signing of the Merger Agreement, which disclosure schedules contain information that modifies, qualifies and creates exceptions to the representations, warranties and covenants set forth in the Merger Agreement, (iii) may be subject to standards of materiality applicable to the parties that differ from what might be viewed as material to shareholders and (iv) were made only as of the date of the Merger Agreement or such other date or dates as may be specified in the Merger Agreement. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in public disclosures by the Company, Parent or EMC. Accordingly, you should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the Company, Parent or EMC.

On October 12, 2015, the Company and EMC issued a joint press release to announce the entry into the Merger Agreement. A copy of the press release is incorporated herein by reference to the EMC Form 8-K.

Debt Financing Commitments

On October 12, 2015, concurrently and in connection with the execution of the Merger Agreement, the Company, Parent and Denali Intermediate, Inc., a wholly owned subsidiary of Parent, entered into a financing commitment letter (the “Debt Commitment Letter”) with Credit Suisse AG, Cayman Islands Branch, Credit Suisse Securities (USA) LLC, JPMorgan Chase Bank, N.A., J.P. Morgan Securities LLC, Bank of America, N.A., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Barclays Bank PLC, Citigroup Global Markets Inc., Goldman Sachs Bank USA, Goldman Sachs Lending Partners LLC, Deutsche Bank AG New York Branch, Deutsche Bank AG Cayman Islands Branch, Deutsche Bank Securities Inc., Royal Bank of Canada and RBC Capital Markets, pursuant to which such parties (together with any other commitment parties that become party to the Debt Commitment Letter) severally have committed, subject to the satisfaction or waiver of the conditions set forth in the Debt Commitment Letter, to provide Parent, the Company and their subsidiaries with debt financing in an aggregate principal amount of up to $49.5 billion. The proceeds of the debt financing will be used for the purpose of financing the Merger and refinancing certain existing indebtedness. The Company and its subsidiaries currently expect to use a portion of the proceeds of the debt financing to repay substantially all of their outstanding secured indebtedness (other than indebtedness supporting Dell Financial Services) at the closing of the Merger, including by redemption of the outstanding 5.625% Senior First Lien Notes due 2020 of Dell International L.L.C. and Denali Finance Corp. All existing unsecured notes of the Company will remain outstanding after the Merger.

Disclosure Regarding Forward Looking Statements

This communication contains forward-looking statements, which reflect Denali Holding Inc.’s current expectations. In some cases, you can identify these statements by such forward-looking words as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “confidence,” “may,” “plan,” “potential,” “should,” “will” and “would,” or similar expressions. Factors or risks that could cause our actual results to differ materially from the results we anticipate include, but are not limited to: (i) the failure to consummate or delay in consummating the proposed transaction; (ii) the risk that a condition to closing of the proposed transaction may not be satisfied or that required financing for the proposed transaction may not be available or may be delayed; (iii) the risk that a regulatory approval that may be required for the proposed transaction is delayed, is not obtained, or is obtained subject to conditions that are not anticipated; (iv) risk as to the trading price of Class V Common Stock to be issued by Denali Holding Inc. in the proposed transaction relative to the trading price of shares of VMware, Inc. common stock; (v) the effect of the announcement of the proposed transaction on Denali Holding Inc.’s relationships with its customers, operating results and business generally; and (vi) adverse changes in general economic or market conditions. Denali Holding Inc. undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

Additional Information and Where to Find It

This communication does not constitute an offer to sell or a solicitation of an offer to sell or a solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law. This communication is being made in respect of the proposed business combination transaction between EMC Corporation and Denali Holding Inc. The proposed transaction will be submitted to the shareholders of EMC Corporation for their consideration. In connection with the issuance of Class V Common Stock of Denali Holding Inc. in the proposed transaction, Denali Holding Inc. will file with the SEC a Registration Statement on Form S-4 that will include a preliminary proxy statement/prospectus regarding the proposed transaction and each of

Denali Holding Inc. and EMC Corporation plans to file with the SEC other documents regarding the proposed transaction. After the registration statement has been declared effective by the SEC, a definitive proxy statement/prospectus will be mailed to each EMC Corporation shareholder entitled to vote at the special meeting in connection with the proposed transaction. INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER DOCUMENTS RELATING TO THE TRANSACTION FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors may obtain copies of the proxy statement/prospectus (when available) and all other documents filed with the SEC regarding the proposed transaction, free of charge, at the SEC’s website (http://www.sec.gov) or from Denali Holding Inc.’s website (http://www.dell.com/futurereadydell).

Participants in the Solicitation

Denali Holding Inc. and certain of its directors and executive officers may be deemed to be “participants” in the solicitation of proxies from EMC Corporation shareholders in connection with the proposed transaction. Additional information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of EMC Corporation shareholders in connection with the proposed transaction and a description of their direct and indirect interest, by security holdings or otherwise, will be set forth in the proxy statement/prospectus filed with the SEC in connection with the proposed transaction.

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